Exhibit 99.1

Santiago, February 7, 2013
GG/39/2013

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with articles 9 and 10 of the 18.045 Law on Securities Markets and Chapter 18-10 of the Norms’ Compilation of the Banks and Financial Institutions Superintendency, CorpBanca informs you the following material event regarding the aforementioned entity, its businesses and its securities:

On January 16, 2013, CorpBanca announced the commencement of the preemptive rights for a period of 30 days for the placement of 47,000,000,000 common shares with no par value at the price of Ch$6.25 per share. The period began on January 16, 2013 and will end on February 14, 2013.

We hereby communicate that today the IFC International Finance Corp., IFC Capitalization Fund L.P., and IFC African, Latin America and Caribbean Fund LP, all World Bank entities, subscribed and paid for, in connection with the above referenced capital increase, a total of 16,998,586,200 shares issued by CorpBanca in the amount of Ch$106,241,163,750, and consequentially, these entities became shareholders of CorpBanca.

The subscription and payment of such shares are in addition to the 10,680,200,621 newly issued shares already sold by CorpBanca.

Sincerely yours,

/s/ Cristian Canales
Cristian Canales
CEO (s)